SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

bleuacacia ltd
(Name of Issuer)

Class A Ordinary Shares
 (Title of Class of Securities)

G11728121
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G11728121	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
bleuacacia sponsor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
6,820,000 shares(1)**

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
6,820,000 shares(1)**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,820,000 shares(1)**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Excludes 7,520,000 shares which may be purchased by exercising warrants that are not presently exercisable.
** See Item 4 of this filing.

CUSIP No. G11728121	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

bleuacacia ltd (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o The Keffi Group Ltd.
500 Fifth Avenue
New York, New York 10110

Item 2(a).	Name of Persons Filing:

bleuacacia sponsor LLC (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o The Keffi Group Ltd.
500 Fifth Avenue
New York, New York 10110

Item 2(c).	Citizenship:

Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.0001

Item 2(e).	CUSIP Number:

G11728121

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

The information required by Items 4(a)-(c) is set forth in Rows 1 and 5 through 11 of the cover page for the Reporting Person and is incorporated herein by reference for the Reporting Person. The beneficial ownership percentage for the Reporting Person is based on 34,500,000 of the Issuer’s Class A ordinary shares outstanding, assumes the conversion of all of the Class B ordinary shares, and reflects full exercise of the overallotment option granted to the underwriters in the Issuer’s initial public offering.

CUSIP No. G11728121	Page 4 of 5 Pages

The Reporting Person is the direct beneficial owner of 6,820,000 Class B ordinary shares of the Issuer. The Reporting Person’s Class B ordinary shares, par value $0.0001 per share, will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination, or earlier at the option of the Reporting Person, on a one-for-one basis, subject to adjustment for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like, and certain anti-dilution rights, and have no expiration date.

Jide Zeitlin and at least three other individuals each have voting and dispositive power over the Class B ordinary shares of the Issuer owned by the Reporting Person. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, the aforementioned individuals do not exercise voting or dispositive control over any of the securities held by the Reporting Person, even those in which such person directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

Item 5.	Ownership of 5 Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

Item 10.	Certification
Not applicable.

CUSIP No. G11728121	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2021

bleuacacia sponsor LLC
	By:	/s/ Jide Zeitlin
Name: Jide Zeitlin
Title: Manager